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                              January 19, 2022

       Brian McNamara
       Chief Executive Officer
       DRVW 2022 Limited
       c/o 980 Great West Road
       Brentford, Middlesex TW8 9GS

                                                        Re: DRVW 2022 Limited
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted December
23, 2021
                                                            CIK No. 0001900304

       Dear Mr. McNamara:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F submitted December 23, 2021

       Questions and Answers about the Separation, page 13

   1. We note your disclosure elsewhere that you will incur financial indebtedness in order to fund the Pre-Demerger
Dividend. Please add a question and answer discussing the debt you will incur in
connection with the Separation. Also, tell us whether you plan to file the debt financing
agreement as an exhibit to the registration statement before effectiveness.
                                                        In addition, please add
a question and answer discussing the estimated costs you expect to incur in connection
with the Separation, if material.
   2. Please add a question and answer regarding whether the company will pay dividends to holders of CH Shares
and CH ADSs after the demerger.
 Brian McNamara
DRVW 2022 Limited
January 19, 2022
Page 2
Item 3. Key Information, page 18

3. Please tell us your consideration of whether or not pro forma financial statements as of and for the year ended December 31, 2021 prepared in accordance with
Article 11 of
         Regulation S-X are required for the transactions described within the filing.
The Group may incur liabilities or be forced to recall products as a result of..., page 36

4.       Please update or expand this risk factor to reflect your recall of
Zantac   products globally
         in 2019, as well as any other significant recalls in recent periods. We note the reference at
         page 147 to the Zantac   recall.
The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns..., page 38

5. We note your disclosure on page 122 that in China and India, temporary government restrictions on the sale of cough and cold medicines (in an attempt to prevent patients from self-medicating against COVID-19 at home) had an adverse impact on your revenue in FY 2020. Please expand your risk factor here or where appropriate to describe the specific risk of restrictions on the sale and cough and cold medicines in China and India and quantify the impact on your revenue.
Litigation, disputes and regulatory investigations may materially and adversely affect the
Group's business, financial condition..., page 43

6. In addition to the cross-reference to the Legal Proceedings section, please quantify your risk by including your aggregate provision for material legal and other disputes as of a recent date, consistent with your disclosure on page 147. Pre-Separation borrowings and Pre-Demerger Dividend, page 64

7. On page 64 you state, "GSK Shareholder Circular also contains detailed information about how the Demerger and other related steps will be effected. Holders of GSK Shares and
FirstName LastNameBrian McNamara
       GSK ADSs should only rely on the information in the GSK Shareholder
Comapany   NameDRVW
       Circular."         2022
                  Please file    Limited
                              as an exhibit the GSK Shareholder Circular
referenced or otherwise
Januaryadvise.
        19, 2022 Page 2
FirstName LastName
 Brian McNamara
FirstName  LastNameBrian McNamara
DRVW 2022    Limited
Comapany
January 19,NameDRVW
            2022       2022 Limited
January
Page 3 19, 2022 Page 3
FirstName LastName
The Group's Key Categories, page 67

8.       Throughout this section you refer to the Group as the    market leader
   or holding the
         "number one position," "global number two position" and other similar statements of leadership. Please disclose the basis by which you measure your leadership positions (i.e.
         was it based on the quantity of product sold, the aggregate dollar value of products sold or some other measure) or otherwise advise.
Global reach
Overview, page 80

9. We note your table on page 80 states your ranking by region in the "OTC/VMS" and
         "Oral Health" spaces. Please update your disclosure to provide additional context on how you arrived at your specific ranking in each region and category (i.e. was it based on the quantity of product sold, the aggregate dollar value of products sold or some other measure).
Digital capability, page 88

10. We note your disclosure here that you were "the first among [your] peer set to adopt an in-
         house Tech Stack (Google) to support programmatic marketing and industry-leading data driven marketing via PeopleCloud" and that you possess "pioneering first- and second-
         party data processing power." Please identify the "peer set" and provide your basis your statement that you were the "first" to adopt in-house Tech Stack. In addition, please clarify what you mean when you state that you possess "pioneering" first- and second-
         party data processing power.
4.C. Organizational Structure, page 113

11.      We note here that you include a cross reference to note 38 of your financial
         statements which appears to be the full list of subsidiaries. Please revise your disclosure here to identify your significant subsidiaries, including their country of incorporation or residence. Please refer to Item 4.C of Form 20-F. In addition, please revise your disclosure here to include a brief description of the Group and consider providing an organizational chart to describe your organizational structure.
 Brian McNamara
FirstName  LastNameBrian McNamara
DRVW 2022    Limited
Comapany
January 19,NameDRVW
            2022       2022 Limited
January
Page 4 19, 2022 Page 4
FirstName LastName
4.D. Property, Plant and Equipment, page 113

12. We note your references to notes 16 and 17 to your financial statements on page F-29.
         Please revise to disclose all information required by Item 4.D. of Form 20-F under this heading, including, for example only, a description of your material manufacturing facilities, the location, size and uses of your other material properties and describe any environmental issues that may affect your utilization of your material assets.
Key Performance Indicators and non-IFRS Financial Measures, page 124

13. Please tell us why you do not consider Profit after tax for the year margin (%) and Free cash flow margin (%) to be key performance indicators or revise to include those items in this section.
6.D Employees, page 145

14. If possible, please provide a breakdown of persons employed by main category of activity as required by Form 20-F Item 6.D.
7.B. Related Party Transactions, page 146

15. We note your cross reference to your disclosure in note 30 on page F-49. Please update your disclosure here to describe more specifically the nature and extent of these transactions as required by Item 7.B. of Form 20-F so that the party s relationship and type of transaction, including the material terms, are clear. In addition, for example only, we note your disclosure on pages 50 and 65 references expected or planned agreements with related parties in connection with the proposed separation, including the
         Transitional Services Agreement between you and GSK and the Proceeds
Loan
         Agreement among you and entities, which appear affiliated with GSK and Pfizer. Further, we note your risk factor on page 52 describes the Pfizer Relationship Agreement and disclosure on page 134 describes the Pfizer SHA. Please update your disclosure here to describe transactions or presently proposed transactions which are material to you or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which you or any of your parent(s) or subsidiaries was a party. Please also ensure that you have filed all related agreements as exhibits to the extent required.
10.C. Material Contracts, page 161

16. We note your risk factor disclosure on page 37 where you discuss your reliance on third parties in many aspects of your business, including the TSK&F Joint Venture in China which is due to expire in April 2024. In addition, we note your disclosure on page 69
         where you state, "[t]he Group   s two most significant markets are the
USA and China.
         Please update your disclosure to describe the TSK&F Joint Venture in greater detail to include all material terms of the joint venture, including its structure, business operations
 Brian McNamara
DRVW 2022 Limited
January 19, 2022
Page 5
      and your respective interest (or variable interest).
Asset Transfer Framework Agreement, page 164

17. We note your disclosure on page 164 regarding an Asset Transfer Framework Agreement.
      Please revise to describe the material terms of the agreement. In your revised disclosure, please include the nature and scope of the material businesses, assets, liabilities and employees covered by the agreement, each parties' duties and obligations, the term of the agreement, the termination provisions and any potential or future material payments or obligations.
Tax Covenant, page 165

18. We note your disclosure that you expect to enter into a tax covenant. Please revise to describe the material terms of this agreement.
10.E. Taxation, page 167

19. We note your disclosure that you expect to receive a tax opinion regarding the tax consequences of the Separation and Demerger. Please identify counsel who will provide this tax opinion. Please also advise whether you will file this opinion as an exhibit. Please refer to Section III of Staff Legal Bulletin No. 19.
       You may contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian McNamara
                                                             Division of
Corporation Finance
Comapany NameDRVW 2022 Limited
                                                             Office of Life
Sciences
January 19, 2022 Page 5
cc:       Sebastian R. Sperber, Esq.
FirstName LastName